-------------------------------------------------------------------------------
SEC           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)  INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
              UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                     --------------------------
                   UNITED STATES                          OMB APPROVAL
                                                     --------------------------
          SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
                                                     --------------------------
             WASHINGTON, D.C. 20549                  Expires: December 31, 2005
                                                     --------------------------
                                                     Estimated average
                                                     burden hours per
                                                     response . . . . . 11
                                                     --------------------------



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                            Whitehall Jewellers, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2005
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 2 OF 9 PAGES
-----------------------                                 --------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Prentice Capital Management, LP      I.R.S. ID:  73-1728931
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
  NUMBER OF           ---------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICALLY
  OWNED BY            70,115,161 shares (including 68,020,815 shares
    EACH              issuable upon conversion of notes and payable as
 REPORTING            shares of interest under the notes) (see Item 5)
PERSON WITH           ---------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                      0
                      ---------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      70,115,161 shares (including 68,020,815 shares
                      issuable upon conversion of notes and payable as
                      shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         70,115,161 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         65.25% (see Item 5)
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 3 OF 9 PAGES
-----------------------                                 --------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PWJ Lending LLC               I.R.S. ID:  02-0751960
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
  NUMBER OF           ---------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICALLY
  OWNED BY            2,094,346 shares of common stock (see Item 5)
    EACH              ---------------------------------------------------------
 REPORTING        9   SOLE DISPOSITIVE POWER
PERSON WITH           0
                      ---------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                      2,094,346 shares of common stock (see Item 5)
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         2,094,346 shares of common stock (see Item 5)
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.95% (assuming issuance of the notes and 14.99% otherwise)
         (see Item 5)
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 4 OF 9 PAGES
-----------------------                                 --------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PWJ Funding LLC               I.R.S. ID:  61-149-4137
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
  NUMBER OF           ---------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICALLY
 OWNED BY             68,020,815 shares issuable upon conversion of notes and
  EACH                payable as shares of interest under the notes (see Item 5)
 REPORTING            ---------------------------------------------------------
PERSON WITH        9  SOLE DISPOSITIVE POWER
                      0
                      ---------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                      68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.3% (see Item 5)
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         00
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 5 OF 9 PAGES
-----------------------                                 --------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael Zimmerman
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      0
  NUMBER OF           ---------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICALLY
  OWNED BY            70,115,161 shares (including 68,020,815 shares
    EACH              issuable upon conversion of notes and payable as
 REPORTING            shares of interest under the notes) (see Item 5)
PERSON WITH           ---------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                      0
                      ---------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      70,115,161 shares (including 68,020,815 shares
                      issuable upon conversion of notes and payable as
                      shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         70,115,161 shares (including 68,020,815 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
-------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         65.25% (see Item 5)
-------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 6 OF 9 PAGES
-----------------------                                 --------------------

         Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 2", as previously amended by Amendment No. 1 filed on October 31, 2005) amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D"). This Amendment No. 2 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING") and Michael Zimmerman ("MR. ZIMMERMAN" and, together with Prentice Capital Management, PWJ Lending and PWJ Funding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "Shares"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

         Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 2. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 2. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 2.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 13,970,753 Shares outstanding, which is the total number of Shares outstanding as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2005. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

         As described in Item 3, as of the date of this Amendment No. 2, (i) PWJ Lending may be deemed to beneficially own 2,094,346 Shares (that were issued upon exercise of the Warrant on December 6, 2005), representing approximately 1.95% of the Shares outstanding (assuming issuance of the Notes and 14.99% otherwise), (ii) PWJ Funding may be deemed to beneficially own 68,020,815 Shares issuable upon conversion of the Notes, including interest shares if interest will be paid in Common Stock for the first three years of the note, at a conversion price of $.75, which shall represent approximately 63.3% of the Shares then outstanding, (iii) each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own 70,115,161 Shares, including the 2,094,346 Shares issued upon exercise of the Warrant and the 68,020,815 Shares

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 7 OF 9 PAGES
-----------------------                                 --------------------

issuable upon conversion of the Notes, which combined represent beneficial ownership of approximately 65.25% of the Shares. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement.

         (a) The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

         (b) Certain of the Reporting Persons share voting and dispositive powers over the Shares beneficially owned to the extent reported herein.

         (c) On October 3, 2005, in connection with the execution of the Securities Purchase Agreement, the Company (i) issued to PWJ Lending the Warrant to purchase 2,094,346 Shares at an exercise price of $.75 per share and (ii) entered into the Securities Purchase Agreement whereby the Company would issue to PWJ Funding notes convertible into 68,020,815 Shares, including the payment of interest shares for the first three years of the term of the note, at a conversion price of $.75 per share. None of the foregoing share calculations takes into account the 1 for 2 reverse stock split contemplated by the Purchase Agreement. On December 6, 2005, PWJ Lending exercised the Warrant in full and as of said date is the record owner of 2,094,346 Shares that were issued upon exercise of the Warrant.

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein.)

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 8 OF 9 PAGES
-----------------------                                 --------------------

                                   SIGNATURES
         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2005

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
   ------------------------------------
   Name: Michael Weiss
   Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By: /s/ Michael Weiss
   ------------------------------------
   Name: Michael Weiss
   Title: Chief Financial Officer



PWJ LENDING LLC




By: /s/ Jonathan Duskin
   ------------------------------------
   Name: Jonathan Duskin
   Title: Managing Director


MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-----------------------------------
Michael Zimmerman

-----------------------                                 --------------------
CUSIP NO. 965063100                                     PAGE 9 OF 9 PAGES
-----------------------                                 --------------------

                                  EXHIBIT INDEX

Exhibit A  Joint Filing Agreement dated October 12, 2005 (previously filed with
Schedule 13D on October 13, 2005 and incorporated by reference herein).